Jones & Keller, P.C.
1625 Broadway, Suite 1600
Denver, Colorado  80202

March 13, 2009

Ms. Suying Li
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC  20549-7010

Re:	Monument Resources, Inc.
File No. 000-51751

Dear Ms. Li:

This is to confirm our telephone conversation of earlier today in which I acknowledged receiving the staff’s comment letter of March 6, 2009.  I explained that the registrant’s management, accountants and outside auditors are in the process of preparing a response and will do so no later than March 31, 2009.

Thank you for your cooperation.

Very truly yours,

JONES & KELLER, P.C.

/s/ Samuel E. Wing

Samuel E. Wing

SEW/kb

cc:    Monument Resources, Inc.